Exhibit 99.2

PRESS RELEASE

INTESA SANPAOLO:  STAKE IN UNICREDIT

Torino, Milano, 31st May 2007 – Today, Intesa Sanpaolo has notified Consob – by filing the relevant form 120 A – that on 24th May 2007, its subsidiary Banca Caboto descended below the 2% threshold in the ordinary share capital of UniCredit and on the same date, the Intesa Sanpaolo Group held a 3.93% stake in the ordinary share capital of UniCredit. Yesterday, the Group’s stake dropped to 2.32% and is expected to return below the 2% threshold by the middle of June 2007.

Investor Relations(Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com
www.intesasanpaolo.com